Vemanti Group, Inc.

7545 Irvine Center Dr., Suite 200

Irvine, CA 92618

March 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David Lin

	Re:	Vemanti Group, Inc. Request for Withdrawal of Registration Statement on Form S-1 File No. 333-264635

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Vemanti Group, Inc., a Nevada corporation (the "Company"), hereby requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Company's Registration Statement on Form S-1 (File No. 333-264635), originally filed on May 3, 2022, as amended June 24, 2022 (together with all exhibits thereto, the "Registration Statement"). The Company has determined not to proceed with its public offering and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company confirms that no securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Vemanti Group, Inc., 7545 Irvine Center Drive, Suite 200, Irvine, CA 92618, email: tan.tran@vemanti.com, with a copy to the Company's counsel, Liang Shih, Esq., c/o The Crone Law Group, P.C., 420 Lexington Avenue, Suite 2446, New York, NY 10170, email: lshih@cronelawgroup.com. If you have any questions regarding the foregoing application for withdrawal, please call Liang Shih, Esq., at (216) 387-0823.

Very truly yours,

VEMANTI GROUP, INC.

By:	/s/ Tan Tran
Tan Tran
Chief Executive Officer